UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 1, 2019

RTI SURGICAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-31271	59-3466543
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11621 Research Circle, Alachua, Florida	32615
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (386) 418-8888 not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously disclosed, on November 1, 2018, RTI Surgical, Inc. (“RTI,” the “Company,” “us” or “our”) entered into a Master Transaction Agreement (the “Master Transaction Agreement”), by and among the Company, PS Spine Holdco, LLC, a Delaware limited liability company (the “Member”), Bears Holding Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Holdco”), and Bears Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco (“Merger Sub”).

Subject to the terms and conditions of the Master Transaction Agreement, at the closing (the “Closing”), (i) the Member shall contribute all of the issued and outstanding membership interests of Paradigm Spine, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Member (“Paradigm”), to Holdco, (ii) Merger Sub shall be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Holdco (the “Merger”) and (iii) Holdco shall be renamed “RTI Surgical Holdings, Inc.” (the “Transaction”). Pursuant to the Master Transaction Agreement, at the effective time of the Merger, (a) each issued and outstanding share of common stock of the Company (“RTI common stock”) shall be converted automatically into one share of Holdco common stock (other than shares of RTI common stock held by RTI as treasury shares or by Holdco or Merger Sub immediately prior to the effective time of the Merger, which shall be automatically cancelled and shall cease to exist), (b) each issued and outstanding share of Series A Convertible Preferred Stock of the Company (“RTI preferred stock”) shall be converted automatically into one share of Holdco preferred stock (other than shares of RTI preferred stock held by RTI as treasury shares or by Holdco or Merger Sub immediately prior to the effective time of the Merger, which shall be automatically cancelled and shall cease to exist) and (c) each stock option and restricted stock award granted by the Company will be converted into a stock option or restricted stock award, as applicable, of Holdco with respect to an equivalent number of shares of Holdco common stock on the same terms and conditions as were applicable prior to the Closing.

After the consummation of the Transaction, Holdco will own both the Company and Paradigm as wholly-owned subsidiaries.

Consummation of the Transaction is subject to customary closing conditions, including, among other things: (i) the approval of the Transaction by the Member’s unitholders; (ii) the approval of the Transaction by the Company’s stockholders; (iii) the Registration Statement (as defined below) having become effective; and (iv) the shares of Holdco common stock issuable in the Transaction having been approved for listing on the Nasdaq Global Market.

On December 6, 2018, Holdco filed a Registration Statement on Form S-4 (File No. 333-228694) (as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed by Holdco on January 18, 2019, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the issuance of Holdco common stock in the Merger and to the Member (or its applicable designees) in the Transaction, which filing includes a joint proxy and consent solicitation statement/prospectus relating to the Company stockholders meeting to adopt the Master Transaction Agreement and the Transaction (the “RTI special meeting”), the approval of the unitholders of the Member with respect to the Master Transaction Agreement and the Transaction and the issuance of new shares of Holdco capital stock pursuant to the Master Transaction Agreement. The joint proxy and consent solicitation statement/prospectus provides for a record date for the RTI special meeting of February 1, 2019 (the “RTI record date”).

As of the RTI record date, there were 62,272,813 shares of RTI common stock outstanding and entitled to vote at the RTI special meeting (including 993,935 unvested restricted shares of RTI common stock), held by approximately 290 holders of record. Each holder of RTI common stock is entitled to one vote for each share of RTI common stock owned as of the RTI record date. As of the RTI record date, RTI’s directors and executive officers beneficially owned and were entitled to vote an aggregate of 2,370,591 shares of RTI common stock, or the right to vote approximately 3.19% of the total RTI voting stock outstanding on the RTI record date.

Each of Camille I. Farhat, RTI’s President and Chief Executive Officer, Jonathon M. Singer, RTI’s Chief Financial and Administrative Officer and Corporate Secretary and WSHP Biologics Holdings, LLC, the current holder of RTI preferred stock, entered into support agreements on the date of the Master Transaction Agreement to vote in favor of each of the proposals listed in the joint proxy and consent solicitation statement/prospectus to be voted on at the RTI special meeting. As of the close of business on the RTI record date, Mr. Farhat owned approximately 1.78% of the outstanding shares of RTI common stock representing 1.50% of the voting power of the outstanding shares of RTI stock. As of the close of business on the RTI record date, Mr. Singer owned approximately 0.43% of the outstanding shares of RTI common stock representing 0.36% of the voting power of the outstanding shares of RTI stock. As of the close of business on the RTI record date, WSHP Biologics Holdings, LLC owned 100% of the outstanding shares of RTI preferred stock representing 16.15% of the voting power of the outstanding shares of RTI stock.

RTI continues to target completion of the Transaction by the end of the first quarter of 2019.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this Current Report about the Transaction and the target completion of the Transaction also are forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain Company stockholder approval of the Transaction; the possibility that the closing conditions to the Transaction may not be satisfied or waived; delay in closing the Transaction or the possibility of non-consummation of the Transaction; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected, including that the Transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the Master Transaction Agreement; the risk that shareholder litigation in connection with the Transaction may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the Transaction to us and our management; the effect of the announcement of the Transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the SEC. Copies of the Company’s SEC filings may be obtained by contacting the Company or the SEC or by visiting the Company’s website at www.rtix.com or the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the Transaction, Holdco has filed a Registration Statement on Form S-4 with the SEC (File No. 333-228694). This Current Report does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS THAT WILL BE MAILED TO RTI’S STOCKHOLDERS, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The definitive joint proxy and consent solicitation statement/prospectus will be mailed to stockholders of the Company as of the RTI record date and unitholders of the Member. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.rtix.com, or by contacting the Company’s Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction is included in the Registration Statement and the joint proxy and consent solicitation statement/prospectus and other relevant materials filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RTI SURGICAL, INC.

Date: February 6, 2019	By:	/s/ Jonathon M. Singer
	Name:	Jonathon M. Singer
	Title:	Chief Financial and Administrative Officer, Corporate Secretary